NEWS RELEASE No. 05-06

April 7, 2006

ASX Symbol - AGY

Argosy acquires an Option over a potential Offset Dike Property in the Sudbury Mining Division, Ontario, Canada

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The 2.88 km2 group of claims (“Fish Creek”) are located in Nairn Township, 50 km southwest of Sudbury

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Argosy will be targeting offset dike-hosted nickel-copper-platinum group metal sulphide mineralisation

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Fish Creek is located 10 km along strike from the Mystery Offset Dike

Argosy Minerals Inc. (ASX: AGY) has entered into an agreement to acquire 100% of the Fish Creek Property located in Nairn Township, Sudbury Mining Division, Ontario, Canada.

Situated approximately 50 km southwest of Sudbury the property is positioned over a possible southwest extension of the “Mystery Offset Dike” exposed some 10 km to the northeast.  The Mystery Offset Dike currently being explored by Crowflight Minerals Inc, is described as being an extension of the Worthington Offset Dike on which Inco’s Totten deposit is located.  Inco has reported a probable ore reserve of 7.4 million tonnes grading 1.51% nickel, 2.10% copper and 4.9 g/t combined platinum, palladium and gold (PPG”) at Totten.  Inco is currently studying the feasibility of new mine developments at Totten and also on another offset dike property, Kelly Lake, where Inco has reported a probable ore reserve of 5.9 million tonnes grading 2.07% nickel, 1.38% copper and 4.2 g/t PPG.

Offsets are dike-like bodies of quartz diorite that have been interpreted as infilling major fracture zones.  These dikes are known to occur both radiating from and concentric to the Sudbury Igneous Complex (“SIC”).  The 1.85 billlion year old SIC, together with surrounding dike-hosted deposits is described as the largest known concentration of nickel-copper sulphides in the world.  Inco’s current Copper Cliff North and Copper Cliff South mining operations are on a mineralised offset dike.

In the 2006 exploration program at Fish Creek, Argosy will be targeting offset dike-hosted sulphide mineralization.  Initial work will consist of mapping, trenching and ground geophysics.

Covering 2.88 km2 in area, the property consists of 2 claims containing a total of 18 claim units each 400m by 400m in area.  Argosy can earn 100% of the project through staged cash payments totaling C$100,000 and completing staged work commitments over three years of C$21,600.  On

Argosy Minerals Inc.

News Release 05-06

production the vendor will retain a 3% net smelter return (“NSR”).  This NSR is subject to buy-back provisions.

The information in this report that relates to Exploration Results is based on information compiled by George Katchan, who is a Member of the Australasian Institute of Mining and Metallurgy. George Katchan is a full-time employee of Argosy Minerals Inc. George Katchan has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. George Katchan consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

ON BEHALF OF THE BOARD

Peter Lloyd

Chief Executive Officer

For further information contact:

Peter H Lloyd, Chief Executive Officer	Cecil R Bond, Director
Argosy Minerals Inc Level 2, Suite 10 57 Labouchere Road South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: peter.lloydl@argosyminerals.com.au	Argosy Minerals Inc. 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

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